October 27, 2011

Deborah D. Skeens

Senior Counsel - Office of Insurance Products

Division of Insurance Management

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Re:                             Hartford Life Insurance Company Separate Account Seven

Initial Registration Statement on Form N-4
File Nos. 333-176150 & 811-04972

Hartford Life and Annuity Insurance Company Separate Account Seven

Initial Registration Statement on Form N-4
File Nos. 333-176152 & 811-09295

Hartford Life Insurance Company Separate Account Seven

Initial Registration Statement on Form N-4

File Nos. 333-176149 & 811-04972

Hartford Life Insurance Company Separate Account Seven

Initial Registration Statement on Form N-4

File Nos. 333-176151 & 811-04972

Hartford Life and Annuity Insurance Company Separate Account Seven

Initial Registration Statement on Form N-4

File Nos. 333-176153 & 811-09295

Dear Ms. Skeens:

Presented below and attached hereto please find specific responses to each of your comments and questions on October 27, 2011:

1.                                      COMMENT:  In response to comment 18(d)(ii) on October 18th, disclosure was added to the appendix regarding the applicability of the money market sub-account. Please add similar language to the body of the prospectus.

RESPONSE: Agreed.

2.                                      COMMENT:  In response to comment 24(b)(iii) on October 18th, the Contract Value column was added to Appendix A-23. Please revise the line “After Transaction” to be over the Contract Value column.

RESPONSE: Agreed.

3.                                      COMMENT:  In response to comment 26, please note that a “Dear Registrant” letter of November 8, 1990 notes that participation agreements do fall within the scope of required exhibits.

RESPONSE: Duly noted.

4.                                      COMMENT:  On the prospectus cover page, please note that the portfolio company, not just the trust company must be listed.

RESPONSE: Agreed.

5.                                      COMMENT:  On page 3, Introduction, please separate (perhaps via punctuation) the Contingent Deferred Sales Charge from the Premium Based Charge.

RESPONSE: Agreed.

6.                                      COMMENT:  In the Fee Summary, please consider removing extraneous language in the footnote referring to the Future6 DB.

RESPONSE: Registrant respectfully submits that the description of what the death benefit charge is based on was a prior Staff comment and as such, it will remain unchanged.

7.                                      COMMENT:  On page 25, Premium Based Charge, please note that the Premium Based Charge will be taken on a pro-rata basis for deductions for full surrenders and full or partial annuitization.

RESPONSE: Agreed.

8.                                      COMMENT:  On page 25, Premium Based Charge, please clarify in #4 that the Premium Based Charge is only applicable to the Contract Value prong of the varies Death Benefits, not the Personal Pension Account Death Benefit.

RESPONSE: Agreed. Registrant has added language to clarify.

9.                                      COMMENT: In Future6 DB, please clarify if the “minimum amount” referred to on pages 41 and 48 refer to the minimum amount rule or another “minimum amount.” If this disclosure refers to a different “minimum amount” please specify what the numbers are in the prospectus.

RESPONSE: Registrant confirms that the “minimum amount” is the minimum amount rule referred to elsewhere in the prospectus. Language was added to clarify this point.

10.                               COMMENT: In Future6 DB, please clarify when the contract reaches the minimum amount rule and upon ownership changes if the prongs are accurate. For example, if the Enhanced Return of Premium (“EROP”) component of the Death Benefit is rest to zero, please clarify if EROP will ever be greater than Return of Premium V. Similarly, upon Ownership changes, the Death Benefit resets to the lesser of the EROP or Contract Value or ROP V or Contract Value, please clarify whether Contract Value will always be the lesser and if so, please revise the disclosure accordingly.

RESPONSE: Registrant confirms that the Future6 DB formula is always equal to the greater or EROP or ROP V. If the minimum amount rule is triggered and the EROP component is reset to zero, it is correct that ROP V will always be greater than EROP. However, for consistency, we maintain the formula for computing the Death Benefit (DB = max(EROP, ROPV)). Mathematically the result will always have the Death Benefit equaling Return of Premium V.

With respect to certain Ownership changes, the components of the Death Benefit are reset to equal the lesser of EROP and Contract Value and the lesser of ROP V and Contract Value. Registrant has confirmed that it is mathematically possible that the EROP or ROP V components may be lesser than Contract Value. This is so because this death benefit steps-up annually, not daily, and therefore it is possible for the EROP or ROP V components to be lesser than Contract Value on any given day.  Accordingly, Registrant has not amended the language in the prospectus.

Thank you.

Sincerely,
/s/ Sarah M. Patterson